SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Schedule 13D


Under the Securities Exchange Act of 1934
(Amendment No. __)*


Lone Wolf Energy, Inc. (f/k/a K & S Ventures, Inc.)
(Name of Issuer)

 Common Stock, $.001 par value per share
(Title of Class of Securities)

Not applicable
(CUSIP Number)

Bill Morgan
2048 West Houston
Broken Arrow, Oklahoma  74012
(918) 299-1715
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 29, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1	NAMES OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS

	William G. Morgan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	_____________________________________	[    ]
	(b)	_____________________________________	[    ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	[   ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

                          				7	SOLE VOTING POWER

                           					350,000
	NUMBER OF
	SHARES		                     8	SHARED VOTING POWER
	BENEFICIALLY
	OWNED BY			                    0
	EACH
	REPORTING		                  9	SOLE DISPOSITIVE POWER
	PERSON
				                            350,000

			                          10	SHARED DISPOSITIVE POWER

                            				0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  	350,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*	[   ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  	8.24%

14	TYPE OF REPORTING PERSON*

  	IN

(*)	See Instructions


Item 1.	Security and Issuer

  	The title of the class of equity securities is common stock, $.001 par value per share ("Common Stock"), and the name of the Issuer is Lone Wolf Energy, Inc. ("Company") and the Issuer's principal executive offices are located at 8908 South Yale Avenue, Suite 409, Tulsa, Oklahoma 74137.

Item 2.	Identity and Background

	(a)	Name:  William G. Morgan
	(b)	Residence:  2048 West Houston, Broken Arrow, Oklahoma  74012
	(c)	Principal Occupation:  Mr. Morgan is a private investor.
	(d)	Criminal Proceedings:  During the last five years, Mr. Morgan has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	Civil Proceedings:  During the last five years, Mr. Morgan was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f)	Citizenship:  United States

Item 3.	Source and Amount of Funds or Other Consideration

	On August 28, 1997, the Board of Directors of Lone Wolf Exploration, Inc. ("Lone Wolf Exploration") declared a dividend to the shareholders of record of Lone Wolf Exploration as of August 29, 1997, payable August 29, 1997, subject to the filing requirements of the states where the shareholders of Lone Wolf Exploration reside, in the form of all shares of the Company owned by Lone Wolf Exploration. The dividend resulted in Mr. Morgan receiving
350,000 shares of Common Stock of the Company.

Item 4.	Purpose of Transaction

	Mr. Morgan acquired his shares of Common Stock for investment purposes. Mr. Morgan has no plans or proposals which relate to or would result in
(i) the acquisition by any person of any additional securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present
Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure; (vii) any change in the Company's charter or bylaws which may impede the acquisition of control of the Company by any person;
(viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company being eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or
(x) any act similar to any of those enumerated above.

	Mr. Morgan reserves the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding the Company.

Item 5.	Interest in Securities of the Issuer

	(a)	Mr. Morgan owns 350,000 shares of Common Stock of the Company, constituting 8.24% of the issued and outstanding shares of Common Stock of the Company.
	(b)	Mr. Morgan has sole power to vote and the sole power to dispose of
350,000 shares of Common Stock of the Company.
	(c)	None.
	(d)	None
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	Not applicable.

Item 7.	Material to be Filed as Exhibits

	None.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  September 8, 1997			            /s/ WILLIAM G. MORGAN
                                        -------------------------------
						                                  William G. Morgan